[Letterhead of Jefferies Group, Inc.]

January 23, 2012

Via EDGAR — CORRES

Kevin Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Jefferies Group, Inc.

Form 10-Q for Fiscal Quarter Ended August 31, 2011

Filed October 7, 2011

File No. 001-14947

Dear Mr. Vaughn:

Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Form 10-Q in the letter dated December 12, 2011, addressed to Mr. Richard B. Handler, Chief Executive Officer of Jefferies Group, Inc.

Comment 16 in the comment letter is copied below in italics for your reference and is followed by our response. The caption below corresponds to the caption used in the comment letter.

Analysis of Financial Condition and Capital Resources, page 84

16.	We note your disclosures on page 85 that your market risk exposure to Portugal, Italy, Ireland, Greece, and Spain was modest at August 31, 2011. We also note your expanded and updated information on Form 8-K filed on November 21, 2011. Please revise your future filings beginning in your next Form 10-K to provide updated comprehensive disclosures about your exposures to these European countries, and any others where you may deem your risk to be higher due to significant economic, fiscal, and/or political strain such that the likelihood of default would be higher. As such, please address the following in such disclosure and provide us with your proposed disclosures in your response.

•

Provide tabular disclosure of your gross exposures by classification (AFS security, loan, repurchase contract collateral, credit default swaps, etc.) and by nature (sovereign, financial institution, corporate, etc.).

•

To the extent you continue to believe it is appropriate to offset certain exposures, please disclose them first gross and then separately show the amounts by which they are reduced in a separate column or row. Clearly identify the nature of the items which are netted against your gross exposure, and discuss your basis for netting those amounts. Please also clearly identify the extent to which the amounts being netted are on the identical exposure and the extent to which they are collateralized or are exposed to counterparty risk.

•

Clearly disclose the basis of the amounts presented throughout the table and highlight any differences. For example, clearly label the extent to which amounts are at fair value, carrying value, amortized cost, or notional value, and discuss why you believe that respective presentation is the most meaningful to readers. Discuss the extent to which the presentation disclosed is on the same basis that management uses to evaluate and monitor their risk exposures in this area.

•	In light of your disclosures regarding the highly liquid nature and high turnover of your exposures to these countries, consider whether supplementing your balance sheet date presentation with an average balance presentation would be meaningful to give readers an understanding of your exposures over the course of the periods presented.

•

Clearly disclose the basis on which you determined the domicile of the exposure for inclusion in your presentation. For example, discuss whether you considered only the country in which the parent was domiciled versus the location of branch/office of the entity. Disclose how you selected your methodology for determining domicile for your presentation.

•

Provide an expanded discussion in your MD&A and/or in your Business section of the impact of the expansion of your government and agencies platform in Europe on your exposure to these countries. Discuss in detail how your recent actions to decrease your exposures to certain European countries have and are expected to impact your successful expansion of this platform.

•

Please provide further discussion of how often foreign sovereign holdings are used as underlying collateral for your repos and how your risk management procedures capture the effect and risk of a sudden drop in value of the underlying collateral.

We intend to include the following in our Annual Report on Form 10-K for the for the year ended November 30, 2011:

Country Issuer Risk Exposure

Country issuer risk is the risk that events or developments that occur in the general environment of a country or countries due to economic, political, social, regulatory, legal or other factors, will affect the ability of obligors of the country to honor their obligations. We define country issuer risk at the country of legal jurisdiction or domicile of the obligor’s ultimate group parent.

In connection with our fixed income sales and trading business, our country issuer risk exposure includes exposure to Portugal, Ireland, Italy, Greece and Spain. The table below reflects our exposure to these countries at November 30, 2011 and includes obligations from sovereign governments, corporations and financial institutions (in millions). This country issuer risk exposure is presented in a manner consistent with how management views and monitors these exposures as part of our risk management framework. Our issuer exposure to these European countries arises primarily in the context of our market making activities and our role as a major dealer in the debt securities of these countries. Accordingly, our issuer risk arises due to holding securities as long and short inventory, which does not carry counterparty credit exposure, and results in a relatively nominal net exposure of $75.5 million to these specific European countries at November 30, 2011. While the economic derivative hedges are presented on a notional basis, we believe this best reflects the reduction in the underlying market risk due to interest rates or the issuer’s credit as a result of the hedges. Long and short financial instruments are offset against each other for determining net exposure although they do not represent identical offsetting positions of the same debt security. Components of risk embedded in the securities will generally offset, however, basis risk due to duration and the specific issuer may still exist. Economic hedges as represented by the notional amounts of the derivative contracts may not be perfect offsets for the risk represented by the net fair value of the debt securities.

(in millions)	Sovereigns		Corporations		Financial Institutions		Total
Financial instruments owned - Debt securities
Portugal	$7.7	(5)	$—		$4.8	(5)	12.5
Ireland	103.0	(5)	11.4	(1)	13.0	(5)	127.4
Italy	358.6	(5)	15.0	(1)	8.7	(5)	382.3
Greece	—	(5)	0.5		0.4	(5)	0.9
Spain	23.0	(5)	21.7		195.5	(5)	240.2

Total fair value of long debt securities (2)	492.3	(5)	48.6		222.4	(5)	763.3

Financial instruments sold - Debt securities
Portugal	4.7		—		5.2		9.9
Ireland	74.8		5.7		0.4		80.9
Italy	424.9		10.3		23.8		459.0
Greece	—		0.6		0.3		0.9
Spain	39.7		18.4		78.9		137.0

Total fair value of short debt securities (3)	544.1		35.0		108.6		687.7

Total net fair value of debt securities	(51.8)		13.6		113.8		75.6

Derivative contracts - long notional exposure
Portugal	—		—		—		—
Ireland	—		1.8		—		1.8
Italy	16.5		8.8		7.7		33.0
Greece	5.0		—		—		5.0
Spain	—		13.5		—		13.5

Total notional amount - long	21.5		24.1		7.7		53.3

Derivative contracts - short notional exposure
Portugal	—		—		—		—
Ireland	10.0		6.0		—		16.0
Italy	77.6		20.2		74.0		171.8
Greece	5.0		—		—		5.0
Spain	—		5.3		26.9		32.2

Total notional amount - short	92.6		31.5		100.9		225.0

Total net derivative notional exposure (4)	(71.1)		(7.4)		(93.2)		(171.7)

Total net exposure to select European countries	$(122.9)		$6.2		$20.6		$(96.1)

(1)	Includes long mortgage backed security exposure of $0.1 million and $2.6 million to Ireland and Italy, respectively.
(2)	Long securities represent the fair value of debt securities and are presented within Financial instruments owned - corporate debt securities and government, federal agency and other sovereign obligations on the face of the balance sheet and are accounted for at fair value with changes in fair value recognized in Principal transactions revenues.
(3)	Short securities represent the fair value of debt securities sold short and are presented within Financial instruments sold, not yet purchased - corporate debt securities and government, federal agency and other sovereign obligations on the face of the balance sheet and are accounted for at fair value with changes in fair value recognized in Principal transactions revenues.
(4)	Net derivative contracts reflect the notional amount of the derivative contracts and include credit default swaps, bond futures and listed equity options.
(5)	Classification of securities by country and by issuer type are presented based on the view of our Risk Management Department. Risk Management takes into account whether a particular security or issuer of a security is guaranteed or otherwise backed by a sovereign government and also takes into account whether a corporate or financial institution that issues a particular security is owned by a sovereign government when determining domicile and whether a particular security should be classified for risk purposes as a sovereign obligation. The classification of debt securities within the table above will differ from the financial statement presentation in the Consolidated Statement of Financial Condition because the classification used for financial statement presentation in the Consolidated Statement of Financial Condition classifies a debt security solely by the direct issuer and the domicile of the direct issuer.

(in millions)	Portugal	Ireland (1)	Italy (2)	Greece	Spain	Total
Financial instruments owned:
Long sovereign debt securities (3)	$7.7	$103.0	$358.6	$—	$23.0	$492.3
Long non-sovereign debt securities (3)	4.8	24.4	23.7	0.9	217.2	$271.0

Total long debt securities	12.5	127.4	382.3	0.9	240.2	763.3

Financial instruments sold, not yet purchased:
Short sovereign debt securities	4.7	74.8	424.9	—	39.7	544.1
Short non-sovereign debt securities	5.2	6.1	34.1	0.9	97.3	143.6

Total short debt securities	9.9	80.9	459.0	0.9	137.0	687.7

Net fair value - debt securities	2.6	46.5	(76.7)	—	103.2	75.6
Net derivatives (notional amount)	—	(14.2)	(138.8)	—	(18.7)	(171.7)

Total net exposure to select European countries	$2.6	$32.3	$(215.5)	$—	$84.5	$(96.1)

(1)	Includes long mortgage backed security exposure of $0.1 million.
(2)	Includes long mortgage backed security exposure of $2.6 million.
(3)	Classification of securities by country and by issuer type are presented based on the view of our Risk Management Department. Risk Management takes into account whether a particular security or issuer of a security is guaranteed or otherwise backed by a sovereign government and also takes into account whether a corporate or financial institution that issues a particular security is owned by a sovereign government when determining domicile and whether a particular security should be classified for risk purposes as a sovereign obligation. The classification of debt securities within the table above will differ from the financial statement presentation in the Consolidated Statement of Financial Condition because the classification used for financial statement presentation in the Consolidated Statement of Financial Condition classifies a debt security solely by the direct issuer and the domicile of the direct issuer.

The table below provides further information regarding the type of derivative contracts executed as economic hedges of issuer exposure to these countries as of November 30, 2011. The information is presented based on the notional amount of the contracts and the credit to either the sovereign or non-sovereign domiciled in the respective European counterparty rather than by the domicile of the derivative counterparty.

(in millions)	Portugal	Ireland	Italy	Greece	Spain	Total
Derivative contracts - long notional exposure
Credit default swaps	$—	$—	$—	$5.0	$—	$5.0
Bond future contracts	—	—	16.5	—	—	16.5
Listed equity options	—	1.8	16.5	—	13.5	31.8

Total notional amount - long	—	1.8	33.0	5.0	13.5	53.3

Derivative contracts - short notional exposure
Credit default swaps	—	10.0	74.0	5.0	26.9	115.9
Bond future contracts	—	—	77.6	—	—	77.6
Listed equity options	—	6.0	20.2	—	5.3	31.5

Total notional amount - short	—	16.0	171.8	5.0	32.2	225.0

Net derivatives (notional amount)	$—	$(14.2)	$(138.8)	$—	$(18.7)	$(171.7)

For credit default swaps, we do not have issuer risk to counterparties domiciled in these European peripheral countries. Where Greece, Ireland, Italy, and Spain are the underlying exposure of the derivative contract, the counterparties to the contracts are investment grade multi-national banks. Bond futures and listed equity option exposures are executed with non-peripheral country exchanges.

In addition, our non-U.S. sovereign obligations recorded in financial instruments owned and financial instruments sold, not yet purchased are routinely financed through reverse repurchase agreements and repurchase agreements, of which a significant portion are executed with central clearing organizations.

Accordingly, we utilize foreign sovereign obligations as underlying collateral for our repurchase financing arrangements. At November 30, 2011, repurchase financing arrangements was comprised of collateral of foreign sovereign obligations from select European peripheral countries as follows (in millions):

	Reverse Repurchase Agreements (1)	Repurchase Agreements (1)		Net
Portugal	$12.6	$5.1		$7.5
Ireland	18.5	92.6	(1)	(74.1)
Italy	419.1	377.1	(1)	42.0
Spain	110.4	99.7		10.7

Total	$560.6	$574.5		$(13.9)

(1)	Amounts represent the contract amount of the repurchase financing arrangements.

Our collateral management of the risk due to exposure from these sovereign obligations is subject to our overall collateral and cash management risk framework. For further discussion regarding our cash and liquidity management framework and processes, see “Liquidity, Financial Condition and Capital Resources” within Item 7. Management’s Discussion and Analysis in this Annual Report on Form 10-K.

In addition to the information presented above, we intend to disclose our largest country risk exposure to non-U.S. issuers in our Annual Report on Form 10-K for the for the year ended November 30, 2011 which will include obligations from sovereign governments, corporations and financial institutions. While there are countries that we have identified as being relatively less creditworthy than Portugal, Ireland, Italy, Greece and Spain, we do not have significant country exposure to any of these additional countries.

During November 2011, we significantly reduced our inventory holdings in sovereign debt of Portugal, Italy, Ireland, Greece and Spain with no meaningful profit or loss impact on our trading revenues. While we sold such positions, these actions had no substantive effect on our ability to fulfill our role and obligations as a primary dealer and market maker in the debt securities of these countries and no effect on our execution relationships with our clients. Our positions are held as inventory in the context of our market making activities and turn over frequently. Our inventory holdings of European sovereign debt is comprised of both financial instruments owned and financial instruments sold, not yet purchased (both long and short debt securities) as we are an active two-way market maker. We have continued to expand our market share and grow our Euro rates platform over the past several years and do not believe the reduction in our inventory in November 2011 or our ongoing exposure to European sovereign debt will negatively influence our growth or the success of our Euro rates platform. We will provide similar disclosure within our Management’s Discussion and Analysis section of our Annual Report on Form 10-K.

We have considered supplementing our balance sheet date presentation with an average balance sheet presentation for our exposure to European countries and do not believe that such presentation would be meaningful to readers.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,

/s/ Roland T. Kelly

Roland T. Kelly

Assistant Secretary